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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

IOMAI Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
46202P 10 3
(CUSIP Number)
Martin P. Sutter
Essex Woodlands Health Ventures Fund V, L.P.
10001 Woodloch Forest Drive, Suite 175
The Woodlands, Texas 77380
(281) 364-1555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	46202P 10 3	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS: Essex Woodlands Health Ventures Fund V, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,442,036

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,442,036

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,442,036

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	46202P 10 3	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS: Essex Woodlands Health Ventues V, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,442,036

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,442,036

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,442,036

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	46202P 10 3	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS: James L. Currie

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,442,036

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,442,036

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,442,036

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	46202P 10 3	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS: Martin P. Sutter

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,442,036

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,442,036

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,442,036

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	46202P 10 3	Page	6	of	10 Pages

1	NAMES OF REPORTING PERSONS: Immanuel Thangaraj

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,442,036

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,442,036

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,442,036

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

ORIGINAL REPORT ON SCHEDULE 13D
Item 1. Security and Issuer
     This statement on Schedule 13D relates to 1,442,036 shares of common stock, $0.001 par value per share (the “Common Stock”), of IOMAI Corporation (the “Company”). The Company’s principal executive offices are located at 20 Firstfield Road, Suite 250, Gaithersburg, Maryland 20878.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund V, L.P., a Delaware limited partnership (the “Partnership”), Essex Woodlands Health Ventures V, L.L.C., a Delaware limited liability company, the general partner of the Partnership (the “General Partner”), James L. Currie, an individual, Martin P. Sutter, an individual, and Immanuel Thangaraj, an individual (each a “Manager”, collectively, the “Managers”, and together with the Partnership and the General Partner, the “Reporting Persons”).
     (b) The address of the principal business of each of the Reporting Persons is 10001 Woodloch Forest Drive, Suite 175, The Woodlands, Texas 77380.
     (c) The principal business of the Partnership is venture capital investments. The principal business of the General Partner is to act as the general partner of the Partnership. The principal business of the Managers is to direct the activities of the General Partner.
     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each Manager is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     Prior to the Company’s initial public offering which closed on February 6, 2006, the Partnership acquired certain shares of Series B Preferred Stock and Series C Preferred Stock of the Company. Upon the closing of the initial public offering, each share of Series B Preferred Stock and Series C Preferred Stock of the Partnership automatically converted into .076923 shares of Common Stock of the Company. The funds to purchase the securities were obtained from the working capital of the Partnership and not the assets of the General Partner nor the Managers.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the securities solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments. In addition, the Company purchased 428,571 shares of Common Stock of the Company at $7.00 per share in the Company’s initial public offering.
     Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.
Item 5. Interest in Securities of the Partnership
     TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of shares of the Company’s Common Stock outstanding on February 6, 2006 was 16,897,388 shares.
     THE PARTNERSHIP. As of the date of filing of this Schedule 13D, the Partnership is the holder of 1,442,036 shares of Common Stock, which represents approximately 8.5% of the Common Stock outstanding, and it has sole voting and investment power with respect to such securities.
     THE GENERAL PARTNER. The General Partner of the Partnership may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
     THE MANAGERS. Under the operating agreement of the General Partner, Messrs. Currie, Sutter, and Thangaraj have the power by unanimous consent and through the General Partner (i) to cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Sutter, and Thangaraj may also be deemed to have shared dispositive power and voting power with respect to the securities held by the Partnership. In addition, Mr. Sutter is a member of the Company’s Board of Directors. Messrs. Currie, Sutter, and Thangaraj disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.
     Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company
     See response to Item 3.
     Except for the agreements and instruments described in the response to Item 3, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated February 9, 2006.

Signatures
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
     Date: February 9, 2006

ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.	INDIVIDUALS:

By: Essex Woodlands Health Ventures VI, L.P.

By: Essex Woodlands Health Ventures VI, L.L.C.

/s/ Martin P. Sutter

Name: Martin P. Sutter
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES V, L.L.C.

/s/ Martin P. Sutter

Name: Martin P. Sutter
Title: Managing Director	/s/ James L. Currie Name: James L. Currie /s/ Martin P. Sutter Name: Martin P. Sutter /s/ Immanuel Thangaraj Name: Immanuel Thangaraj